                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                          Coram Healthcare Corporation
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    218103109
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                       ---------------------
CUSIP No.  218103109                  13G                  Page  2  of  8  Pages
           ---------                                            ---    ---
--------------------                                       ---------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bedford Oak Advisors, LLC    13-4007123
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                        5   SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF          6   SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,735,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING          7   SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            2,735,000
---------- ---------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,735,000
---------- ---------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.5%
---------- ---------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*

           00
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                       ---------------------
CUSIP No.  218103109                   13G                 Page  3  of  8  Pages
           ---------                                            ---    ---
--------------------                                       ---------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Harvey P. Eisen
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                        5   SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF          6   SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,735,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING          7   SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            2,735,000
---------- ---------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,735,000
---------- ---------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.5%
---------- ---------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):                 Name of Issuer:
---------                  --------------

                           Coram Healthcare Corporation (the "Company").

Item 1(b):                 Address of Issuer's Principal Executive Offices:
---------                  -----------------------------------------------

                           1675 Broadway, Suite 900
                           Denver, Colorado 80202

Items 2(a)                 Name of Person Filing; Address of Principal
----------                 -------------------------------------------
and 2(b):                  Business Office:
--------                   ---------------

                           This statement is filed by and on behalf of (i) Bedford Oak Advisors, LLC ("BOA"), in its capacity as investment manager of (a) Bedford Oak Partners, L.P. ("BOP"), (b) Bedford Oak Capital, L.P. ("BOC") and
                           (c) Bedford Oak Offshore, Ltd. ("BOO"), and (ii) Harvey Eisen, in his capacity as managing member of BOA. The principal business address of each reporting person is 100 South Bedford Road, Mt. Kisco, New York, 10549.

                           810,000 shares of Common Stock (as defined in Item 2(d) below) which are the subject of this statement are held directly by BOP. 750,000 shares of Common Stock which are the subject of this statement are held directly by BOC. 1,175,000 shares of Common Stock which are the subject of this statement are held directly by BOO.

Item 2(c):                 Citizenship:
---------                  -----------

                           BOA is a Delaware limited liability company.
                           Mr. Eisen is a United States citizen.

Item 2(d):                 Title of Class of Securities:
---------                  ----------------------------

                           Common Stock, par value $0.001 per share ("Common Stock")

Item 2(e):                 CUSIP Number:
---------                  ------------

                           218103109

Item 3:                    If this statement is filed pursuant to Rules 13d-1(b)
-------                    -----------------------------------------------------
                           or 13d-2(b) or (c), check whether the person filing
                           ---------------------------------------------------
                           is a:
                           -----

                      (a)  [ ] Broker or dealer registered under Section 15 of
                               the Act,

                      (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,
                      (c)  [ ] Insurance Company as defined in Section 3(a)(19)
                               of the Act,
                      (d)  [ ] Investment Company registered under Section 8 of
                               the Investment Company Act of 1940,

                      (e)  [ ] Investment Adviser in accordance with Rule
                               13d-1(b)(1)(ii)(E),
                      (f)  [ ] Employee Benefit Plan or Endowment Fund in
                               accordance with 13d-1 (b)(1)(ii)(F),
                      (g)  [ ] Parent Holding Company or control person in
                               accordance with Rule 13d-1 (b)(1)(ii)(G),
                      (h)  [ ] Savings Association as defined in Section 3(b)
                               of the Federal Deposit Insurance Act,
                      (i)  [ ] Church Plan that is excluded from the definition
                               of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
                      (j)  [ ] Group, in accordance with Rule
                               13d-1(b)(1)(ii)(J).

Item 4:                    Ownership:
------                     ---------

                           As of the date of the event which requires the filing of this statement:

                      A.   BOA.
                           ---

                      (a) Amount beneficially owned: BOA is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities and Exchange Act of 1934 ("Beneficial Ownership") of 2,735,000 shares of Common Stock. BOA shares voting and dispositive power over 810,000 shares of its holdings of Common Stock with BOP and Mr. Eisen. BOA shares voting and dispositive power over 750,000 shares of its holdings of Common Stock with BOC and Mr. Eisen. BOA shares voting and dispositive power over 1,175,000 shares of its holdings of Common Stock with BOO and Mr. Eisen.

                      (b) Percent of class: 5.5%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the total 49,638,452 shares of Common Stock issued and outstanding as of November 16, 2001, as reflected in the Company's Form 10-Q for the period ended September 30, 2001.

                      (c)  Number of shares as to which such person has:
                           (i)   Sole power to vote or direct the vote: -0-
                           (ii)  Shared power to vote or direct the vote:
                                 2,735,000
                           (iii) Sole power to dispose or direct the
                                 disposition: -0-
                           (iv)  Shared power to dispose or direct the
                                 disposition: 2,735,000

                      B.   Mr. Eisen.
                           ---------

                      (a) Amount beneficially owned: Mr. Eisen is deemed to have Beneficial Ownership of 2,735,000 shares of Common Stock by virtue of its position as the managing member of BOA. Mr. Eisen shares voting and dispositive power over 810,000 shares of its holdings of Common Stock with BOA and BOP.

                           Mr. Eisen shares voting and dispositive power over 750,000 shares of its holdings of Common Stock with BOA and BOC. Mr. Eisen shares voting and dispositive power over 1,175,000 shares of its holdings of Common Stock with BOA and BOO.

                      (b)  Percent of class: 5.5%.

                      (c)  Number of shares as to which such person has:
                           (i)   Sole power to vote or direct the vote: -0-
                           (ii)  Shared power to vote or direct the vote:
                                 2,735,000
                           (iii) Sole power to dispose or direct the
                                 disposition: -0-
                           (iv)  Shared power to dispose or direct the
                                 disposition: 2,735,000

Item 5:                    Ownership of Five Percent or Less of a Class:
------                     --------------------------------------------

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:                    Ownership of More than Five Percent on Behalf of
-------                    ------------------------------------------------
                           Another Person:
                           ---------------

                           Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this
                           Schedule 13G

Item 7:                    Identification and Classification of the Subsidiary
-------                    ---------------------------------------------------
                           Which Acquired the Security Being Reported on By the
                           ----------------------------------------------------
                           Parent Holding Company:
                           -----------------------

                           Not Applicable.

Item 8:                    Identification and Classification of Members of the
                           Group:
------                     ---------------------------------------------------

                           Not Applicable.

Item 9:                    Notice of Dissolution of Group:
------                     ------------------------------

                           Not Applicable.

Item 10:                   Certification:
-------                    -------------

                           By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2002


                                        BEDFORD OAK ADVISORS, LLC

                                        By: /s/ Harvey P. Eisen
                                           -------------------------------------
                                           Harvey P. Eisen
                                           Chairman and Managing Member



                                        /s/ Harvey P. Eisen
                                        ----------------------------------------
                                                     Harvey P. Eisen

                                  EXHIBIT INDEX
                                  -------------


Exhibit A:                 Joint Filing Agreement, dated January 10, 2002, by
                           and between Bedford Oak Advisors, LLC and Harvey P.
                           Eisen.